Adorno & Yoss
                         a limited liability partnership
                     350 East Las Olas Boulevard, Suite 1700
                       Fort Lauderdale, Florida 33301-4217
                   phone: (954) 763-1200, fax: (954) 766-7800
                                 www.adorno.com


Brian A. Pearlman                                Direct Line: (954) 766-7879
                                                 Email:  bpearlman@adorno.com



                                December 20, 2005


VIA UPS
-------

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street NW
Washington, DC  20549

Attention:  Lisa Beth Lentini and Robert Burnett

         Re:      Alec Bradley Cigar Corporation
                  Amendment No. 2 to Schedule 14(c) Information Statement File No. 0-32137

Dear Sir and Madam:

         On behalf of Alec Bradley Cigar Corporation (the "Company"), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated December 12, 2005. The Company's responses below correspond numerically to the Comment Letter. References to the location of the revisions within the amended information statement have been included, where appropriate, and correspond to the marked courtesy copies provided to the Staff.

Summary Term Sheet
------------------
Comment 1.        You have revised the summary term sheet on page 1 to
                  properly describe the transaction as a reverse merger;
                  however, the last sentence of the second paragraph states that Online Vacation Centers will be the surviving corporate entity. Please revise to state that Online Vacation Centers will be the accounting survivor and surviving business operations; however, Alec Bradley is the surviving legal entity.

         The summary term sheet has been revised on page 1 to indicate that Online Vacation Center will be the accounting survivor and surviving business operations; however, Alec Bradley Cigar is the surviving legal entity.

United States Securities and Exchange Commission
Page 2 of 16
December 20, 2005

Questions and Answers
---------------------

Q:  Why is Alec Bradley Cigar Proposing the Reverse Merger?
-----------------------------------------------------------

Comment 2.        One of the reasons you list for the reverse merger is that
                  "performance of Alec Bradley Cigar common stock in the marketplace has been disappointing." However, the documents you provided indicate on pages 22 and 23 that the company outperformed the Russell 3000 Index, the Tobacco Comparable
                  Companies Index and the Distribution Comparable Companies
                  Index for the twelve month period ended August 30, 2005. Your internal report also indicated that the company outperformed the Russell 3000 Index and the Tobacco Comparable Companies
                  Index for the 24 month period ended August 30, 2005. Please reconcile these statements and include additional disclosure to address these inconsistencies.

         While the stock performance of Alec Bradley Cigar has outperformed the noted indices, the common stock is very thinly traded (limited liquidity) with a median of 1,137 shares traded on a daily basis, and with no trading on 88.5% of the available trading days. The disappointment noted in the information statement is derived from this issue, as there has not been an active market for the Alec Bradley Cigar common stock. This lack of liquidity limits the ability to utilize the equity as a form of currency. The text has been revised on page 5 to address the inconsistencies. Further, from a financial standpoint, Alec Bradley Cigar has not performed as well as had been anticipated.

Q:  What are the risks and disadvantages of the proposals ...
-------------------------------------------------------------

Comment 3.        Based upon the information you provided to us, it appears
                  that Online Vacation Centers has not experienced significant growth over the past two years, has an accumulated deficit of $2,997,451 as of August 31, 2005 and has not been successful in prior similar consolidation attempts. Please revise to include disclosure about these risks. Further, throughout your document, please balance your discussion of the business prospects of Online Vacation Centers with disclosure of the lack of growth and prior success with acquisitions and the accumulated deficit.

         The response to the question "What are the risks and disadvantages of the proposals ..." has been revised on page 6 to indicate that Online Vacation Center has not experienced significant growth over the past two years and has an accumulated deficit of $2,045,504 as of September 30, 2005. Disclosure has also been included throughout the amended information statement, specifically within the business description of Online Vacation Center on page 49 and under the risk factors on page 57. To date, Online Vacation Center has not commenced its acquisition strategy.

United States Securities and Exchange Commission
Page 3 of 16
December 20, 2005

Q:  Why is Online Vacation Center Proposing the Share Exchange?
---------------------------------------------------------------

Comment 4.        We note that the documents you provided to us indicate that
                  Online Vacation Centers has "indicated that its business plan includes growth through acquisitions of similar companies" and that the Online Vacation Centers "intends to finance a significant portion of the future acquisitions through the issuance of additional common stock." Please indicate that Online Vacation Center plans to use additional stock issuances in its acquisitions and that these stock issuances may cause further dilution to current Alec Bradley stockholders.

         The response to the question, "Why is Online Vacation Center Proposing the Share Exchange?" has been revised on page 6 to indicate that Online Vacation Center plans to use additional stock issuances to finance future acquisitions and that these stock issuances may cause further dilution to current Alec Bradley Cigar shareholders. The revision is also disclosed under the second risk factor on page 57.

Q:  Why is Alec Bradley Cigar Proposing the Amendment to the Articles ...
-------------------------------------------------------------------------

Comment 5.        This section indicates that preemptive rights may delay or prevent future financings and materials transactions. Please indicate in this section that the current business plan is to engage in financings relying heavily on issuances of common stock and that the elimination of preemptive rights may cause further dilution to current shareholders.

         The response to the question, "Why is Alec Bradley Cigar Proposing the Amendment to the Articles ..." has been revised on page 7 to indicate that the current business plan of Online Vacation Center is to engage in financings relying heavily on issuances of common stock and that the elimination of preemptive rights may cause further dilution to current Alec Bradley Cigar shareholders. The revision is also disclosed under the second risk factor on page 57.

Q:  Why is Alec Bradley Cigar Proposing the Amendment to the Articles ...
-------------------------------------------------------------------------

Comment 6.        Your disclosure indicates that you have no plans or
                  proposals for issuing additional shares of common stock except as pursuant to the exchange agreement. The materials you provided indicate that the business plan of Online Vacation
                  Centers is to finance a number of future acquisitions utilizing additional issuances of stock. Please reconcile these statements or explain.

         The response to the question, "Why is Alec Bradley Cigar Proposing the Amendment to the Articles ..." has been revised on page 7 to indicate that while the business plan of Online Vacation Center includes the use of common stock issuances to finance future acquisitions, as of the date of this information

United States Securities and Exchange Commission
Page 4 of 16
December 20, 2005

statement, Online Vacation Center has not entered into any acquisition agreements. The section has also been revised to indicate that if Online Vacation Center consummates a future acquisition, additional shares of common stock may be issued.

Q:  What Will Happen in the Proposed Reverse Merger?
----------------------------------------------------

Comment 7.        Please revise to discuss the stock sales involving Mr. Rudner,
                  Mr. Ginsberg and a third party and the options to be issued to Messrs. Rudner and Froelich.

         The response to the question, "What Will Happen in the Proposed Reverse Merger?" has been revised on page 8 to discuss the stock sales involving Mr. Rudner, Mr. Ginsberg and a third party and the options to be issued to Messrs. Rudner, McKinnon and Froelich.

Reasons for the Share Exchange
------------------------------

Comment 8.        Your disclosure indicates that Alec Bradley's common stock has not been sufficiently attractive to serve as currency to fund its growth. In the second paragraph of this section, you indicate that Online Vacation Centers believes that as a public company, its common stock may be used as consideration for the acquisition of other travel companies. Please tell us why the common stock was not sufficient to serve as currency for Alec Bradley, but would be sufficient for Online Vacation
                  Centers purposes.

         Online Vacation Center believes that its business and future prospects will generate increased investor interest in the publicly traded common stock. Online Vacation Center and Alec Bradley Cigar believe that a publicly traded travel services company will generate more investor interest than a regional cigar distributor. The text under "Reasons for the Share Exchange" on page 18 and second risk factor on page 58 has been revised as follows:

                  "Alec Bradley Cigar's common stock has not historically been sufficient to serve as currency because its common stock has and continues to trade at less than $1.00 per share with limited liquidity. Online Vacation Center believes that the new business and potential growth for the surviving business operations will generate greater investor interest and increased liquidity in the publicly trading stock, making it more attractive to serve as currency for the surviving company. Online Vacation Center believes that national online travel services will generate significantly more investor interest than a regional cigar distribution company. However, if the stock continues to trade at historical levels with limited liquidity, Online Vacation Center may be unable to make future acquisitions or may be required to change its acquisition strategy."

United States Securities and Exchange Commission
Page 5 of 16
December 20, 2005

The Share Exchange Agreement
----------------------------
Effects of the Share Exchange
-----------------------------

Comment 9.        We note your response to comment 23 in our letter dated
                  November 9, 2005. We reissue our comment asking you to describe the terms of the conversion, since the debentures are not described in the share exchange agreement.

         The section "The Share Exchange Agreement" on page 18 has been revised to describe the terms of the conversion. It now includes the following disclosure:

                  "While the debentures have no terms of conversion, in anticipation of the share exchange, Online Vacation Center and the debenture holder negotiated the exchange of the debentures. Online Vacation Center and the debenture holder have entered into a written agreement that provides that immediately prior to the effectiveness of the share exchange, the debentures will be exchanged. In the event that the share exchange is not completed, the debentures will remain outstanding."

Fairness Opinion
----------------

Comment 10.       We note your response to comment 26 in our letter dated
                  November 9, 2005. Please disclose the proposed number of shares to be issued as a result of each analysis, and revise to specify how each of the analysis concluded that the consideration of 2.7 million shares for the asset sale and 15 million shares for the share exchange was fair to the unaffiliated shareholders.

         Capitalink opined with respect to the entire transaction pursuant to which (i) 2.7 million shares are to be exchanged by Mr. Rubin for Alec Bradley Cigar's assets, and (ii) 15 million shares are to be issued for a wholly owned interest in Online Vacation Center. In this regard, the analyses undertaken do not provide a conclusion as to a proposed number of shares to be issued (note that Capitalink was not involved in the negotiation of the transaction or the derivation of the number of shares to be exchanged by Mr. Rubin and issued to the Online Vacation Center shareholders), but rather a determination of the fairness of the transaction after it was negotiated by the parties. The opinion that the transaction is fair to the nonaffiliated shareholders is based on the ranges of value of each of Alec Bradley Cigar and Online Vacation Center and the shareholdings of the nonaffiliated shareholders prior to the transaction versus the proposed holdings subsequent to the transaction. The text has been revised on page 27 to clarify the scope of the opinion.

Benefits under the Plan to be received ...
------------------------------------------

Comment 11.       We note your response to comment 33. We note that in
                  footnote (4) to the ownership table on page 9, Mr. Froelich also has a right to options. Please revise to include the information for Mr. Froelich on page 44, or advise us.

United States Securities and Exchange Commission
Page 6 of 16
December 20, 2005

         The table on page 46 has been revised to include the options to be issued to Messrs. McKinnon and Froelich.

Pro Forma Unaudited Condensed Consolidated Financial Information
----------------------------------------------------------------

Comment 12.       Please revise the first sentence of the first paragraph on page 58 to indicate that it is only the pro forma balance sheet that assumes the transaction took place on September 30, 2005.

         The first sentence of the first paragraph above the pro forma balance sheet has been revised to state as follows:

                  "The following pro forma unaudited consolidated financial information gives effect to the sale of assets and the share exchange. This pro forma balance sheet assumes the transactions occurred as of September 30, 2005."

Comment 13.       Please revise the pro forma balance sheet to include a
                  footnote explaining why you are making an adjustment for the subordinated debentures. We believe your disclosure should include a statement as to why you are assuming this conversion, even though the terms of the debentures do not provide for any conversion. If it is a condition to the share exchange, please state this fact. You should also disclose the number of pre merger Online Vacation Centers' shares to be issued, and highlight the fact that this will not impact the number of shares to be outstanding after the share exchange is completed.

         The pro forma balance sheet has been revised to include a footnote explaining why we are making an adjustment for the subordinated debentures. The footnote reads as follows:

         "(3) Debenture conversion

                  Although the Debentures have no terms of conversion, Online Vacation Center and the debenture holder have entered into a written agreement that provides that immediately prior to the effectiveness of the share exchange, the debentures will be exchanged. In the event that the share exchange is not completed, the debentures will remain outstanding. At the effective time of the share exchange, the Online Vacation Center shareholders and debenture holder will receive an aggregate of 15,000,000 shares of Alec Bradley Cigar common stock. As such, an adjustment for $274,208 in 2004 and $179,507 in 2005 has been made to remove the interest expense related to the debentures."

United States Securities and Exchange Commission
Page 7 of 16
December 20, 2005

Comment 14.       Since you are making a pro forma adjustment for the
                  debentures it appears you should make a corresponding change in the pro forma income statements for the interest expense associated with the debentures. Please revise or advise.

         The pro forma income statements have been revised to remove the interest expense associated with the debentures.

Comment 15.       Please revise the first sentence of the interim period pro forma statement of operations to state that you assumed the transactions occurred as of January 1, 2004, not January 1, 2005.

         The first sentence of the interim period pro forma statement of operations has been revised to state as follows:

                  "The following pro forma unaudited consolidated financial information gives effect to the sale of assets and the share exchange and assumes the transactions occurred as of January 1, 2004."

Comment 16.       Please expand the disclosure with respect to the stock
                  options to disclose the exercise price. Since the options have an exercise price in excess of fair value, please revise your disclosure to state how you determined the number of shares you used in the fully diluted earnings per share calculation.

         The disclosure with respect to the stock options has been revised. The footnote now discloses the exercise price and presents the calculation of the number of shares used in the fully diluted earnings per share calculation.

Schedule of Comparative Per Share Information
---------------------------------------------

Comment 17.       Please revise to disclose that the book value information is as of September 30, 2005.

         The schedule of comparative per share information has been revised to disclose that the book value information is as of September 30, 2005.

Comment 18.       Please revise to adjust Online Vacation Centers per share
                  information as if they had 15 million shares outstanding. It appears this is necessary in order to comply with Instruction
                  2 to Item 14(b)(10) of Schedule 14A. In effect, it appears that this would be the same result as if Online Vacation
                  Center declared a stock split which resulted in 15 million shares outstanding and the exchange rate was one-to-one.
                  Please add disclosure explaining this treatment, or advise.

United States Securities and Exchange Commission
Page 8 of 16
December 20, 2005

         The schedule of comparative per share information has been revised to adjust the Online Vacation Center "Before" column information to be based on 15 million shares outstanding. The disclosure now states:

                  "The 'Before' per share amounts for Online Vacation Center shareholders is based on 15,000,000 shares outstanding. The net effect is as if Online Vacation Center declared a stock split which resulted in 15 million shares outstanding and the exchange rate was one-to-one."

Comment 19.       We believe it is appropriate to calculate Alan Rubin's
                  "after" amounts for earnings per share by using 2,895,000 shares. Please revise the disclosure to reflect this assumption. We believe this is necessary to reflect the fact that his interest in earnings before the transaction was 64%, and it is 100% after the transactions. If, due to rounding, Rubin's earnings per share does not change, please add a footnote explaining why.

         The schedule of comparative per share information has been revised to adjust Alan Rubin's "After per share" information to be based on 2,895,000 shares outstanding. The disclosure now states:

                  "The 'After' per share amounts for Alan Rubin is based on 2,895,000 shares. This reflects the fact that his interest in earnings before the transaction was 64% and it is 100% after the transactions. As such, his EPS has increased from $0.008 to $0.013 for the first nine months of 2005 and from $0.016 to $0.025 in 2004. Additionally, $13,965 of his total book value includes his 1.16% ownership of Online Vacation Center. His ownership of Online Vacation Center is not reflected in his EPS as it is immaterial and would have no impact."

Financial Statements of Online Vacation Centers
-----------------------------------------------

Comment 20.       We note your response to comment 43 from our November 9,
                  2005 comment letter. Please either revise the annual financial statements to provide disclosure of the restricted cash, or tell us why this disclosure is only required in the interim financial statements. Also, based on your explanation, it is not clear why the restricted cash qualifies as a current asset. Please tell us how the restricted cash is available to pay current liabilities or revise the financial statements to reclassify as a non current asset.

         Online Vacation Center has revised its annual financial statements and interim financial statements to include a footnote on restricted cash in the notes between Cash and Cash Equivalents and Revenue Recognition to read as follows:

United States Securities and Exchange Commission
Page 9 of 16
December 20, 2005

         "Restricted Cash

                  In accordance with ARB-43, Ch. 3A, "Current Assets and Current Liabilities", cash which is restricted as to withdrawal is considered a noncurrent asset. Restricted cash consists of collateral for two letters of credit and a reserve for credit card processing. The Company's credit card processor, Global Payments, holds a $280,000 reserve for credit cards processed. Global Payments will hold this reserve for as long as the Company uses them as their credit card processor and will release all funds no later than six months after the final transaction deposit. Certificates of deposit of $35,000 are collateral for two outstanding letters of credit due to expire in 2006. The letters of credit are required by industry and state regulations and will be renewed."

Comment 21.       We have read your response to comments 34 and 44 from our
                  November 9, 2005 comment letter; however, we believe the statement of cash flows should separately disclose the cash and non cash elements of the settlement obligation. Also, please revise the footnote to disclose when you recorded the expense and to reconcile the activity in 2004.

         The consolidated statement of cash flows for the year ended December 31, 2004 has been revised to separately disclose the cash and non cash elements of the settlement obligation. Additionally, Note 12 of the Notes to Consolidated Financial Statements for the year ended December 31, 2004 has been revised. It now reads:

         "Settlement Obligation

                  The Company is involved from time to time in various legal claims and actions arising in the ordinary course of business. In November 2004, the Company reached a settlement agreement with a travel company whereby the Company paid $200,000 and agreed to pay $175,000 over twenty months commencing January 2005 with interest on the outstanding balance at 8% per annum.

                  The balance recorded for the settlement obligation in the accompanying balance sheet as of December 31, 2003 was $636,403 and was accrued during 2003. In 2004, an additional $4,412 was accrued for the settlement obligation, increasing the balance recorded to $640,815. As a result of the settlement agreement, the difference between the balance of $640,815 that the Company had accrued and the settlement sum of $375,000 was recorded as a gain in the accompanying statement of consolidated operations for the year ended December 31, 2004, as this was a one-time event that did not result from the Company's core operations and the settlement gain had been realized."

Comment 22.       We note the paragraph you added on page 51 in management's discussions and analysis with respect to your income tax

United States Securities and Exchange Commission
Page 10 of 16
December 20, 2005

                  valuation allowance; however, we do not see any change in your footnote disclosure in either your annual or interim financial statements. We also note that management's judgments with respect to the valuation allowance resulted in a very significant portion of your net income in each of the past two years and the nine month period ended September 30, 2005. We believe that significant revision to your document is required in order for a reader to understand the impact of your income tax accounting. For example, your document does not address this issue in your critical accounting policies and you do not discuss this is your Results of Operations section of your management's discussion and analysis for each period presented. Please revise these discussions in addition to the financial statements to quantify the valuation allowance and explain how you comply with paragraph 17(e) of SFAS 109. We may have additional comment.

                  The annual financial statements, the interim financial statements, management's discussion and analysis, critical accounting policies and the risk factors relating to Online Vacation Center's business have been revised. After reviewing the 2005 second quarter, management of Online Vacation Center has decided to amend its filings for that period and adjust the valuation allowance. Historical changes are noted in bold:

--------------------------- -------------- --------------- -------------- -------------- -------------
                                 2003            2004          2005 1Q        2005 2Q       2005 3Q
--------------------------- -------------- --------------- -------------- -------------- -------------
Provision for income taxes        565,539         413,650        128,563        363,585        39,407
--------------------------- -------------- --------------- -------------- -------------- -------------
Gross deferred tax asset        2,205,908       1,792,258      1,681,695      1,359,227     1,319,820
--------------------------- -------------- --------------- -------------- -------------- -------------
Less valuation allowance       (1,654,431)     (1,164,968)    (1,007,748)             0             0
--------------------------- -------------- --------------- -------------- -------------- -------------
Net deferred tax asset            551,477         627,290        673,947      1,359,227     1,319,820
--------------------------- -------------- --------------- -------------- -------------- -------------
Decrease in valuation            (562,727)       (489,464)      (157,220)    (1,007,748)            0
allowance recognized
--------------------------- -------------- --------------- -------------- -------------- -------------
Provision (benefit) for             2,812         (75,813)       (28,657)      (644,163)       39,407
income taxes, net
--------------------------- -------------- --------------- -------------- -------------- -------------

         The paragraph on Income Taxes in the annual financial statements has been revised to read as follows:

     Income Taxes
     ------------

     The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in

United States Securities and Exchange Commission
Page 11 of 16
December 20, 2005

     effect for the year in which those temporary differences are expected to be recovered or settled.

     The Company has incurred cumulative net operating losses ("NOLs") for financial accounting and tax purposes. The effects of the NOLs have given rise to a substantial deferred tax asset that has been utilized to offset the provision for income taxes on substantially all earnings generated to date.

     SFAS No. 109, "Accounting for Income Taxes," requires that the Company record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." At December 31, 2002, the Company had not yet had a profitable year, however, the Company's loss before provision for income taxes decreased from the prior year, there was a large increase in advanced bookings from the prior year, and the industry was slowly improving after its decline following September 11, 2001. Based on this information, management concluded at that time that it was more likely than not that a portion of the deferred tax asset would not be realized and consequently, the Company provided a valuation allowance for 80% of the gross deferred tax asset.

     At December 31, 2003, the Company had its first profitable year, however, there was a large decline in advanced bookings from the prior year and the industry's growth was affected by global events such as the war in Iraq and SARS. Based on this information, management concluded at that time that it was more likely than not that a lesser portion of the deferred tax asset would not be realized. Accordingly, the Company decreased the valuation allowance to 75% of the gross deferred tax asset.

     At December 31, 2004, the Company had its second profitable year and advanced bookings were back to 2002 levels, however, earnings before provision for income taxes decreased 28% from the prior year and income from operations decreased 40% from the prior year. Booking activity fell during the second and third quarter of 2004 and started to pick up in the fourth quarter. Based on this information, management concluded at that time that it was more likely than not that a lesser portion of the deferred tax asset would not be realized and consequently, the Company decreased the valuation allowance to 65% of the gross deferred tax asset. The likelihood of realization of deferred tax assets will continue to be reviewed periodically."

         The paragraph on Income Taxes in the interim financial statements has been revised to read as follows:

     Income Taxes
     ------------

     The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

United States Securities and Exchange Commission
Page 12 of 16
December 20, 2005

     Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

     The Company has incurred cumulative net operating losses ("NOLs") for financial accounting and tax purposes. The effects of the NOLs have given rise to a substantial deferred tax asset that has been utilized to offset the provision for income taxes on substantially all earnings generated to date. SFAS No. 109, "Accounting for Income Taxes," requires that the Company record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." At December 31, 2002, the Company recorded a valuation allowance for 80% of the gross deferred tax asset. The Company decreased the valuation allowance in 2003 and 2004

     At March 31, 2005, the Company once again achieved profitability and net income for the quarter, booking activity, and advanced bookings increased as compared to the same three month period ending March 31, 2004. The first three months of the year are known as the "wave season" in the travel industry and many travel companies book a large portion of their business at this time. As would be expected, advanced bookings reached its highest historical level. Based on this information, management concluded at that time that it was more likely than not that a lesser portion of the deferred tax asset would not be realized and consequently, the Company decreased the valuation allowance to 60% of the gross deferred tax asset.

     At June 30, 2005, the Company had its most profitable quarter since inception. Earnings before provision for income taxes and advanced bookings increased as compared to the same three month period ending June 30, 2004. Historically, the second quarter of the year is the time that most bookings travel, therefore it would be expected that advanced bookings would significantly decrease. Instead, advanced bookings increased 40% as compared to the same period in 2004. Based on this information, management concluded at that time that it was no longer more likely than not that a portion of the deferred tax asset would not be realized and consequently, the Company removed the valuation allowance. Accordingly, the Company recorded a net non-cash tax benefit in the quarter ended June 30, 2005 of $644,000, resulting primarily from the effect of a $1 million reversal of the valuation allowance on the Company's deferred tax assets, partly offset by a $363,000 non-cash U.S. income tax provision."

         The following paragraph has been inserted as the last paragraph to the MD&A, Results of Operations, Year Ended December 31, 2004 Compared To Year Ended December 31, 2003 section (page 52):

     "Provision (Benefit) for Income Taxes
     -------------------------------------

     The provision (benefit) for income taxes decreased to ($75,813) for the year ended December 31, 2004 as compared to $2,812 for the year ended December 31, 2003. The decrease in the provision (benefit) for income taxes resulted from a decrease in the non-cash U.S. income tax provision and a decrease of the benefit recognized from the decrease in the valuation

United States Securities and Exchange Commission
Page 13 of 16
December 20, 2005

     allowance. For the year ended December 31, 2004, the non-cash U.S. income tax provision was $413,650 as compared to $565,539 for the year ended December 31, 2003, a decrease of $151,889. For the year ended December 31, 2004, the decrease in the valuation allowance on Online Vacation Center's deferred tax assets was ($489,464) as compared to ($562,727) for the year ended December 31, 2003, an increase of $73,263. SFAS No. 109, "Accounting for Income Taxes," requires that Online Vacation Center record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." The valuation allowance was decreased to 75% of the gross deferred tax asset in 2003 and was decreased to 65% in 2004 as described below.

     At December 31, 2003, Online Vacation Center had its first profitable year, however, there was a large decline in advanced bookings from the prior year and the industry's growth was slowing due to global events such as the war in Iraq and SARS. Based on this information, management concluded at that time that it was more likely than not that a lesser portion of the deferred tax asset would not be realized. Accordingly, Online Vacation Center decreased the valuation allowance to 75% of the gross deferred tax asset.

     At December 31, 2004, Online Vacation Center had its second profitable year and advanced bookings were back to 2002 levels, however, earnings before provision for income taxes decreased 28% from the prior year and income from operations decreased 40% from the prior year. Booking activity fell during the second and third quarter of 2004 and started to pick up in the fourth quarter. Based on this information, management concluded at that time that it was more likely than not that a lesser portion of the deferred tax asset would not be realized and consequently, Online Vacation Center decreased the valuation allowance to 65% of the gross deferred tax asset."

         The following paragraph has been inserted as the last paragraph to the MD&A, Results of Operations, Nine Months Ended September 30, 2005 Compared To Nine Months Ended September 30, 2004 section (page 53):

     "Provision (Benefit) for Income Taxes
     -------------------------------------

     The provision (benefit) for income taxes decreased to ($633,413) for the nine months ended September 30, 2005 as compared to ($108,872) for the nine months ended September 30, 2004. The decrease in the provision (benefit) for income taxes resulted from a decrease in the non-cash U.S. income tax provision and an increase of the benefit recognized from the decrease in the valuation allowance. For the nine months ended September 30, 2005, the non-cash U.S. income tax provision was $531,555 as compared to $788,140 for the nine months ended September 30, 2004, a decrease of $256,585. For the nine months ended September 30, 2005, the decrease in the valuation allowance on Online Vacation Center's deferred tax assets was ($1,164,967) as compared to ($428,069) for the nine months ended September 30, 2004, a

United States Securities and Exchange Commission
Page 14 of 16
December 20, 2005

     decrease of $736,898. SFAS No. 109, "Accounting for Income Taxes," requires that Online Vacation Center record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." The valuation allowance was 65% of the gross deferred tax asset in 2004 and was decreased to 0% in June 2005 as described below.

     At December 31, 2002, Online Vacation Center recorded a valuation allowance for 80% of the gross deferred tax asset. Online Vacation Center decreased the valuation allowance in 2003, 2004, and March 31, 2005. At June 30, 2005, Online Vacation Center had its most profitable quarter since inception. Earnings before provision for income taxes and advanced bookings increased as compared to the same three month period ending June 30, 2004. Historically, the second quarter of the year is the time that most bookings travel, therefore it would be expected that advanced bookings would significantly decrease. Instead, advanced bookings increased 40% as compared to the same period in 2004. Based on this information, management concluded at that time that it was no longer more likely than not that a portion of the deferred tax asset would not be realized and consequently, the company removed the valuation allowance. Accordingly, Online Vacation Center recorded a net non-cash tax benefit in the quarter ended June 30, 2005 of $644,000, resulting primarily from the effect of a $1 million reversal of the valuation allowance on Online Vacation Center's deferred tax assets, partly offset by a $363,000 non-cash U.S. income tax provision."

         The following paragraph has been inserted as the last paragraph to the MD&A, Results of Operations, Three Months Ended September 30, 2005 Compared To Three Months Ended September 30, 2004 section (page 54):

     "Provision (Benefit) for Income Taxes
     -------------------------------------

     The provision (benefit) for income taxes increased to $39,407 for the three months ended September 30, 2005 as compared to $30,998 for the three months ended September 30, 2004. The increase in the provision (benefit) for income taxes resulted from a decrease in the non-cash U.S. income tax provision and a decrease of the benefit recognized from the decrease in the valuation allowance. For the three months ended September 30, 2005, the non-cash U.S. income tax provision was $39,407 as compared to $88,564 for the three months ended September 30, 2004, a decrease of $49,157. For the three months ended September 30, 2005, the decrease in the valuation allowance on Online Vacation Center's deferred tax assets was $0 as compared to ($57,567) for the three months ended September 30, 2004, an increase of $57,567. SFAS No. 109, "Accounting for Income Taxes," requires that the company record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." The valuation allowance was 65% of the gross deferred tax asset in 2004 and was decreased to 0% in June 2005; thereby a change in the valuation allowance did not affect the provision for income taxes for the three months ended September 30, 2005."

United States Securities and Exchange Commission
Page 15 of 16
December 20, 2005

         The third paragraph under Liquidity and Capital Resources has been deleted. The following paragraph has been inserted as the last paragraph to the Critical Accounting Policies (page 56):

     Income Taxes

     Online Vacation Center accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

     The company has incurred cumulative net operating losses ("NOLs") for financial accounting and tax purposes. The effects of the NOLs have given rise to a substantial deferred tax asset that has been utilized to offset the provision for income taxes on substantially all earnings generated to date. SFAS No. 109, "Accounting for Income Taxes," requires that the company record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." At December 31, 2002, the company recorded a valuation allowance for 80% of the gross deferred tax asset. The company decreased the valuation allowance in 2003 and 2004

     At March 31, 2005, Online Vacation Center once again achieved profitability and net income for the quarter, booking activity, and advanced bookings increased as compared to the same three month period ending March 31, 2004. The first three months of the year are known as the "wave season" in the travel industry and many travel companies book a large portion of their business at this time. As would be expected, advanced bookings reached its highest historical level. Based on this information, management concluded at that time that it was more likely than not that a lesser portion of the deferred tax asset would not be realized and consequently, the company decreased the valuation allowance to 60% of the gross deferred tax asset.

     At June 30, 2005, the company had its most profitable quarter since inception. Earnings before provision for income taxes and advanced bookings increased as compared to the same three month period ending June 30, 2004. Historically, the second quarter of the year is the time that most bookings travel, therefore it would be expected that advanced bookings would significantly decrease. Instead, advanced bookings increased 40% as compared to the same period in 2004. Based on this information, management concluded at that time that it was no longer more likely than not that a portion of the deferred tax asset would not be realized and consequently, the company removed the valuation allowance. Accordingly, Online Vacation Center recorded a net non-cash tax benefit in the quarter ended June 30, 2005 of $644,000, resulting primarily from the effect of a $1 million reversal of the valuation allowance on the company's deferred tax assets, partly offset by a $363,000 non-cash U.S. income tax provision."

United States Securities and Exchange Commission
Page 16 of 16
December 20, 2005

         The following paragraph has been added to "Risk Factors Relating to Online Vacation Center's Business" (page 60):

     "Online Vacation Center's financial results will be materially impacted by
     --------------------------------------------------------------------------
     income taxes in the future.
     ---------------------------

     Online Vacation Center has significant deferred tax assets, resulting from domestic net operating loss carryforwards ("NOLs"). SFAS No. 109, "Accounting for Income Taxes," requires that the company record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." At December 31, 2002, the company recorded a valuation allowance for 80% of the gross deferred tax asset. The Company decreased the valuation allowance in 2003, 2004, and the first quarter of 2005. At June 30, 2005, management concluded at the time that it was no longer more likely than not that a portion of the deferred tax asset would not be realized and consequently, the Company removed the valuation allowance. Accordingly, Online Vacation Center recorded a net non-cash tax benefit in the quarter ended June 30, 2005 of $644,000, resulting primarily from the effect of a $1 million reversal of the valuation allowance on the company's deferred tax assets, partly offset by a $363,000 non-cash U.S. income tax provision. In reporting periods subsequent to the reversal of the valuation allowance, the company's reported financial results will include a substantially non-cash provision for income taxes based upon the full prevailing blended federal and state tax rates. As a result, the company's future reported net income and earnings per share will be materially negatively impacted."

         We note the Staff's closing comments and have provided marked copies of the amendment. We appreciate the cooperation and courtesies extended to us by the Staff and if you require additional assistance, please let us know.

                                                     Sincerely,

                                                     /s/Brian A. Pearlman
                                                     --------------------
                                                     Brian A. Pearlman

BAP/sm

cc:      Alec Bradley Cigar Corporation
         Online Vacation Center Holdings, Inc.